CONVERTIBLE NOTE PURCHASE AGREEMENT

This Convertible Note Purchase Agreement (this "**Agreement**") is entered into on [EFFECTIVE DATE]_____ ("**Effective Date**"), by and among **Jogohealth, Inc.**, a Delaware corporation (the "**Company**") and purchasers (each individually, a "**Purchaser**" and collectively, the "**Purchasers**"), set forth on the signature page hereof.

In consideration of the mutual promises, covenants and conditions hereinafter set forth, the parties hereto agree as follows:

1. <u>PURCHASE AND SALE OF THE NOTES</u>.

<u>Issue and Sale of the Notes</u>. Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase, and the Company agrees to sell and issue to each Purchaser, on the Closing Date (defined below), a convertible promissory note, in the form set forth as <u>Exhibit A</u> (each, a "**Note**" and collectively the "**Notes**"), in the principal amount as set forth below by Purchaser's name on the signature page (such amount, the "**Commitment**"). Interest on the outstanding principal amount of each Note shall accrue at a simple interest rate of five percent (5.0%) per annum, payable in the manner set forth in each Note, and the Notes may be converted into capital stock of the Company (the "**Conversion Securities**") in the manner and upon the terms and conditions set forth in each Note.

1.1 <u>Closing</u>. Upon the receipt of Five Hundred Thousand Dollars ($500,000) in commitments, the Company may hold an initial closing (the "**Initial Closing**") and thereafter many hold any number of future closings upon receipt of each of the signed Agreement and Note (each, an "**Additional Closing**" and together with the Initial Closing collectively the "**Closings**" and individually a "**Closing**"), the Company may sell to Purchasers an amount of convertible notes equal to or less than a total of Three Million Five Hundred Thousand Dollars ($3,500,000) in principal (subject to Section 1.3 below). The Closings of the issuance, purchase and sale of the Notes shall take place at a place to be mutually agreed between the parties and on the date the Commitment is paid in accordance with this Section 1.2 (each such date shall be a "**Closing Date**"). At each Closing: (i) each Purchaser participating in the Closing shall deliver to the Wefunder crowdfunding portal (the "Portal") a payment of immediately available funds in the amount of the Commitment and (ii) the Portal shall deliver to each Purchaser the Note to be purchased by each Purchaser, which Note shall be in the initial principal amount equal to the Purchaser's Commitment.

1.2 <u>Series of Notes</u>. Each Purchaser acknowledges that each Note is part of a series of notes that are being issued under substantially similar terms to other Purchasers. The aggregate Commitments of all Purchasers purchasing such Notes (whether hereunder or under other identical purchase agreements) will not exceed Three Million Five Hundred Thousand Dollars ($3,500,000) in the Regulation Crowdfunding offering, unless otherwise provided for by a subsequent authorization by the Company and notice to the Purchasers.

1.3 <u>Additional Equity Agreements</u>. Purchaser understands and agrees that the conversion of the Note into equity securities of the Company will require Purchaser's execution of certain agreements relating to the purchase and sale of such securities as well as any rights relating to such equity securities, through equity agreements among the holders of capital stock of the Company as may be amended from time to time (the "**Equity Agreements**"), unless such Purchaser has already executed such agreements.

2. <u>COMPANY REPRESENTATIONS AND WARRANTIES</u>. The Company hereby represents and warrants to Purchaser on each Closing as follows:

2.1 <u>Organization and Standing</u>. The Company is a corporation duly organized, validly existing and in good standing under, and by virtue of, the laws of the State of Delaware. The Company has all corporate power and authority to (a) own, lease and operate its properties, to execute and deliver this Agreement and each Note, (b) to conduct its business as currently conducted, and (c) to carry out the provisions of this Agreement and each Note. The Company is duly qualified and authorized to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business requires such qualification, except where failure to be so qualified would not have a material adverse effect on its financial condition, business or operations.

2.2 <u>Due Authorization</u>. All action on the part of the Company, its officers, stockholders and directors, necessary for the sale and issuance of the each of the Notes and the performance of the Company's obligations under this Agreement and the Notes, have been duly authorized by all necessary action of the Company so that (a) when issued, delivered and paid for in full, the Notes will be validly authorized and issued, (b) the Conversion Securities to be issued upon conversion of the Notes will be validly authorized, (c) when executed and delivered, this Agreement will constitute the legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors' rights and by general principles of equity, and (d) neither the execution and delivery of this Agreement, nor the issuance of the Notes, or, upon the conversion of the Notes, the Conversion Securities, will be in contravention of any (i) material law, order, rule or regulation applicable to the Company, (ii) the Certificate of Incorporation or Bylaws of the Company or (iii) any material contract, agreement or instrument to which the Company is a party.

2.3 <u>Litigation</u>. There is no litigation or other proceeding before any court, commission or other administrative authority pending or, to the knowledge of the Company, threatened against or affecting the Company, or its officers or directors, which involves the possibility of any judgment or liability which may materially and adversely affect any of the property and assets of the Company or the right of the Company to conduct its business as now engaged.

2.4 <u>Consents, Approvals and Compliance</u>. Except for filings which may be required under federal and state securities laws, no consent, waiver, approval, order or authorization of, or registration, qualification, declaration or filing with, any governmental agency or authority or any party to any material agreement to which the Company is a party is required in the making or performance by the Company of any of the transactions contemplated by this Agreement. To the knowledge of the Company, the Company is not in violation of any law, regulation, authorization or order of any public authority. Based in part on the representations of each Purchaser set forth in Section 3 below, the offer, sale and issuance of each Note in conformity with the terms of this Agreement are exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "**Securities Act**") and exempt from qualifications under applicable blue sky laws.

2.5 <u>Ownership of IP</u>. The Company exclusively owns all Intellectual Property Rights (as defined below) in the intellectual property developed or used by the Company, or has a valid license for any portions of the Company's intellectual property licensed from non-affiliated entities, free and clear of any liens. "**Intellectual Property Rights**" means all the right, title and interest of the Company in, to and under all trademarks, trade names, service marks, copyrights, patents, patent applications, inventions, designs, trade secrets, royalties, know-how, technology, customer lists, proprietary processes and formulae, inventions, and all documentation and media constituting, describing or relating to the above, and all applications, registrations, renewals and other rights relating to the foregoing (whether or not the above currently exist or any registration or filing has been made with respect thereto).

2.6 <u>Financial</u>. All financial information previously provided to Purchaser, if any, fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein. To the Company's actual knowledge, the Company has no undisclosed liabilities or obligations outside of the ordinary course of business that would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, prospects or results of operations of the Company.

2.7 <u>Use of Proceeds</u>. The proceeds from the Notes will be utilized to fund general current corporate purposes.

2.8 <u>No "Bad Actor"</u>. No "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a "**Disqualification Event**") is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable. For purposes of this Section, "Company Covered Person" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

3. <u>REPRESENTATIONS AND WARRANTIES OF EACH PURCHASER</u>. Each Purchaser represents and warrants, on behalf of each Purchaser, to the Company as follows:

3.1 <u>Purchase for Own Account</u>. The Note that each Purchaser will purchase hereunder and the Conversion Securities issuable upon conversion of such Note will be acquired for each Purchaser's own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof, and each Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same.

3.2 Purchaser Ability to Fend for Itself. Purchaser has experience in evaluating and investing in securities in companies similar to the Company so that he, she or it is capable of evaluating the merits and risks of the Note and has the capacity to protect his, her and its own interests. Purchaser represents that by reason of his, her or of its management, business or financial experience, Purchaser has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement. Purchaser has also had the opportunity to ask questions of and receive answers from, the Company and its management regarding the terms and conditions of this investment.

3.3 Restricted Securities. Each Purchaser understands that in the event each Note held by Purchaser is converted into capital stock in the Company through ownership of the Conversion Securities, such Conversion Securities may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that, in the absence of an effective registration statement covering the Conversion Securities or an available exemption from registration under the Securities Act, the Conversion Securities must be held indefinitely. In particular, each Purchaser is aware that the Conversion Securities may not be sold pursuant to Rule 144 promulgated under the Securities Act unless (a) a public trading market then exists for the Conversion Securities, adequate information concerning the Company is then available to the public, each Purchaser has held the Conversion Securities for the applicable holding period specified in Rule 144, and all other terms and conditions of Rule 144 are satisfied, or (b) the Conversion Securities are issued as unrestricted Conversion Securities pursuant to an exempt offering under the securities laws (such as a Regulation D exempted offering or a Regulation A offering), of which the Company shall give each Purchaser notice.

3.4 Authorization. The execution and delivery of this Agreement has been duly authorized and approved, and all action required by law to authorize the execution and delivery by each Purchaser to this Agreement has been duly and properly taken. This Agreement upon its execution and delivery as herein provided will constitute legal, valid and binding agreements of each Purchaser enforceable against each Purchaser in accordance with its terms. Neither the execution nor delivery by each Purchaser of this Agreement nor the consummation of the transactions contemplated hereby or thereby will conflict with or result in a violation or breach of any term or provision of or constitute a default under any contract, agreement, lease, license or other commitment to which each Purchaser is a party or by which each Purchaser or any of its assets or properties are bound, nor violate any statute, regulation or law or any judgment, order, writ, injunction, decree, rule or regulation of any court or administrative agency.

3.5 Residence. If Purchaser is an individual, then Purchaser resides in the state or province identified in the address of Purchaser provided to the Portal. If Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of Purchaser in which its investment decision was made is located at the address or addresses of Purchaser provided to the Portal.

3.6 Foreign Investors. If Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Purchaser hereby represents that he, she or it has satisfied himself, herself or itself as to the full observance of the laws of its jurisdiction in connection with any invitation to purchase of the Note or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Note, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any government or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Conversion Securities. The Company's offer and sale and Purchaser's purchase of the Note will not violate any applicable securities or other laws of Purchaser's jurisdiction.

3.7 Prohibited Investors. Each Purchaser understands and agrees that the Company prohibits the investment of funds by any persons or entities that are acting, directly or indirectly, (i) in contravention of any U.S. or international laws and regulations, including anti-money laundering regulations or conventions, (ii) on behalf of terrorists or terrorist organizations, including those persons or entities that are including on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") and available at http://www.treas.gov/ofac, as such list may be amended from time to time, (iii) for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Company, after being specifically notified by Purchaser in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) for a foreign shell bank (such persons or entities in (i) - (iv) are collectively referred to as "**Prohibited Persons**"). Each Purchaser represents, warrants and covenants that: (i) it is not, nor is any person or entity controlling, controlled by or under common control with Purchaser, a Prohibited Person, and (ii) to the extent Purchaser has any beneficial owners, (a) it has carried out thorough due diligence to establish the identities of such beneficial owners, (b) based on such due diligence, Purchaser reasonably believes that no such beneficial owners are Prohibited Persons, (c) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of Purchaser's complete withdrawal from the Company, and (d) it will make available such information and any additional information requested by the Company that is required under applicable regulations.

4. GENERAL.

4.1 Governing Law. This Agreement and each Note shall be governed in all respects by the laws of the State of Delaware, without regard to the conflict of law provisions thereof. The venue for any action brought under or in conjunction with this Agreement shall be brought in the federal and state courts located in Dover, Delaware.

4.2 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3 Entire Agreement. This Agreement and each Note constitute the entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

4.4 Notices. Any notice, request or other communication required or permitted hereunder will be in writing and shall be deemed to have been duly given if given by personal delivery, if emailed to the email address of record provided by such party, if sent by telecopier, if sent by express mail (e.g., Federal Express), or if mailed by U.S. mail, postage prepaid, at the respective addresses of the parties as provided to the Portal. Any party hereto may by notice so given change its address for future notice hereunder. Notice will conclusively be deemed to have been given when personally delivered or when received at the party's address.

4.5 Amendments and Waivers. This Agreement, each Note and any term hereof and thereof may only be amended, waived, discharged or terminated by a written instrument signed by the Company and the Requisite Holders (as defined in the Note).

4.6 Counterparts. This Agreement may be executed in any number of counterparts, either by original signature or facsimile, but all of which together shall constitute one instrument.

4.7 Severability. Should any provision of this Agreement and/or each Note be determined to be illegal or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

*   *   *   *   *   *

IN WITNESS WHEREOF, the parties hereto have executed this Convertible Note Purchase Agreement as of the day and year first above written.

COMPANY:

Jogohealth, Inc.

By: *Founder Signature*
_____
Name: Sanjai Murali
Title: CEO and Founder

Notice Address:
Jogohealth, Inc.
991 Us 22, Suite #200
Bridgewater, NJ 08807

PURCHASER:

_____

By: *Investor Signature*
_____

Printed Name: [INVESTOR NAME]
_____

CONVERTIBLE PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED UNLESS THE COMPANY HAS RECEIVED A WRITTEN OPINION FROM COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY STATING THAT SUCH TRANSFER IS BEING MADE IN COMPLIANCE WITH ALL APPLICABLE FEDERAL AND STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Amount: $[AMOUNT]   Date: [EFFECTIVE DATE]

This Convertible Promissory Note (this "**Note**") is issued in connection with that certain Convertible Note Purchase Agreement, dated as of the date set forth above (the "**Purchase Agreement**"), among Jogohealth, Inc., a Delaware corporation (the "**Company**") and the Purchaser having a name [INVESTOR NAME] (the "**Holder**"). This Note is one of a series of notes issued in connection with the Purchase Agreement among the Company and the Purchasers thereof. Subject to the terms and conditions of this Note and the Purchase Agreement, the Company promises to pay to the order of the Holder in lawful money of the United States and in immediately available funds, the principal amount set forth above, plus any accrued and unpaid interest thereon ("**Balance**"), each due and payable on the dates and in the manner set forth below. Any terms in initial capital letters not defined herein shall be as defined in the Purchase Agreement. The following is a statement of the rights of the Holder and the terms and conditions to which this Note is subject, and to which the Company, by the issuance of this Note, and the Holder hereof, by the acceptance of this Note, agrees:

1. Maturity Date; Interest, Payment.

    a. Maturity Date; Interest. Interest shall accrue on the outstanding principal amount of this Note at the simple interest rate of five percent (5%) per annum (computed on the basis of a 360-day year of twelve 30-day months). Unless converted or paid as set forth in Section 2, the Balance shall be due and payable on the date that is **July 30, 2024** (the "**Maturity Date**").

    b. Payment. All payments shall be made in lawful money of the United States of America through the Portal, or at such other place as the holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to accrued interest due and payable and any remainder applied to principal. Prepayment of all or a portion of the Balance may be made without additional action upon consent on the part of the Holders of Notes representing at least seventy five percent (75%) of the principal of all outstanding Notes ("**Requisite Holders**"), so long as the Company provides the Holders with a notice no fewer than five (5) days prior to the pre-payment; and provided that prepayment of any of each Note shall be credited to the Notes issued to a particular Holder in the order of the issuance of such Notes starting with the earliest Notes issued. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

2. Conversion. Subject to Section 3 below, this Note shall convert as follows:

    a. Subsequent Equity Financing. If the Company's next equity financing of the sale of its equity securities in an aggregate amount of either (i) at least Three Million Dollars ($3,000,000) (excluding the principal of the Notes and any additional convertible notes outstanding, including the concurrent Regulation D offering) or (ii) an amount as agreed to by the Requisite Holders (each a "**Subsequent Financing**") takes place on or before the Maturity Date, then the Balance shall be automatically converted into the number of equity securities issued in such Subsequent Financing (each a "**Subsequent Security**" and collectively, the "**Subsequent Securities**"), rounded to the nearest whole Subsequent Security, with terms and conditions that are pari-passu to the Subsequent Financing and Subsequent Securities, equal to the quotient obtained by dividing the Balance on the conversion date by the lesser of (A) eighty percent (80%) of the price per each Subsequent Security in the Subsequent Financing, rounded to the nearest whole Subsequent Security or (B) Twenty Million ($20,000,000) divided by the aggregate number of outstanding shares of Common Stock and other securities representing ownership in the Company on a fully diluted basis (including all shares of

Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Subsequent Financing and assuming full conversion or exercise of all convertible and exercisable securities of the Company then outstanding, other than the Notes) ("**Outstanding Equity Securities**") immediately prior to the closing of the Subsequent Financing.

b. <u>Change of Control</u>. In the event that there shall be a Change of Control (as defined below) prior to the Maturity Date or Subsequent Financing, then the Balance shall, immediately prior to or contemporaneous with the Change of Control, automatically convert into the number of shares of the Company's common stock ("**Common Stock**") at the time of conversion equal to the quotient obtained by dividing the Balance on the conversion date by the lesser of (i) eighty percent (80%) of the price per each share of Common Stock at which each share of Common Stock is valued for purposes of the Change of Control transaction or (ii) Twenty Million ($20,000,000) divided by the aggregate number of Outstanding Equity Securities immediately prior to the Closing of the Change of Control transaction, rounded to the nearest whole Outstanding Equity Securities. For purposes hereof, the term "**Change of Control**" shall mean (A) a merger, consolidation, exchange of securities or other similar event, as a result of which the Company's Outstanding Equity Securities shall be changed or converted into or exchanged for the same or a different number or amount of equity securities of the Company or any other entity such that the owners of the Company prior to such transaction would own, directly or indirectly, less than 50% of the voting power of the surviving entity; (B) the purchase or acquisition of more than 50% of the Outstanding Equity Securities by another person or entity; or (C) the sale, lease, transfer or other disposition of all or substantially all assets or group of assets of the Company in a single transaction or a series of related transactions.

c. <u>Conversion upon Maturity Date</u>. If this Note remains outstanding on or after the Maturity Date, the Balance shall be automatically converted, into that number of shares of Company Series Seed 2 Preferred Stock equal to the quotient obtained by dividing the Balance to be converted by the price per share of Series Seed 2 Original Issue Price (as defined in the Company's Third Amended and Restated Certificate of Incorporation) of $6.506.

3. <u>Conversion Procedure</u>. If any conversion is to occur as set forth in Section 2 above, written notice shall be delivered to the Holder at the physical or electronic address last shown on the records of the Company for the Holder or given by the Holder to the Company for the purpose of notice, notifying the Holder of the conversion to be effected, describing the conversion event and specifying the number of Subsequent Securities or Series Seed 2 Preferred Stock to be issued to the Holder and the date on which the conversion event is expected to occur. The Company shall, as soon as practicable after the conversion event, issue and deliver to the Holder a certificate or certificates for the number of Subsequent Securities or Series Seed 2 Preferred Stock to which the Holder shall be entitled upon the conversion event. The Company shall not be obligated to issue shares of Series Seed 2 Preferred Stock or Subsequent Securities unless the Note is either delivered to the Company or its transfer agent, or the Holder notifies the Company or its transfer agent that such Note has been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such Note. The person or persons entitled to receive shares of Series Seed 2 Preferred Stock or Subsequent Securities issuable upon such conversion shall be treated for all purposes as the record holder or holders of such securities on such date and shall execute the Company's Equity Agreements or other documents required by the Company.

4. <u>Events of Default</u>. The occurrence of any of the following events shall be deemed to constitute an "Event of Default" hereunder: (a) the failure of the Company to pay the Balance when the same becomes due and payable in accordance with the terms hereof and such amount remains unpaid for ten (10) days after the date of written notice thereof from the Holder; (b) the failure of the Company to perform any material covenant or material agreement set forth in this Note and the same is not cured to the satisfaction of the Holder within thirty (30) days after the date of written notice thereof from the Holder; or (c) any Liquidation Event (as defined below). As used herein, "**Liquidation Event**" means the occurrence or institution by or against the Company of (i) any bankruptcy, reorganization, receivership or insolvency proceeding, (ii) any appointment of a receiver or custodian for all or a substantial portion of the Company's property; (iii) any assignment for the benefit of, or composition or arrangement with, the creditors of the Company (whether or not pursuant to bankruptcy or other insolvency laws), or (iv) any dissolution, liquidation, or other winding down of the assets and liabilities of the Company, other than in connection with a Change of Control.

5. The Holder's Rights on Default.

    a. <u>General Rights</u>. Upon the occurrence and during the continuance of any uncured Event of Default, the Holder shall have all the rights available at law or in equity. If the Holder is required to institute any action, suit or proceeding to remedy or obtain relief from a default in the performance by the Company of its obligations under this Note, the Holder shall be entitled to recover all of such Holder's reasonable costs and expenses (including reasonable attorneys' fees) incurred in connection with any such action, suit or proceeding, including any and all appeals or petitions therefrom.

    b. <u>Accelerated Maturity</u>. If there shall occur any Liquidation Event, the Balance shall automatically become due and payable, without any requirement by the Holder to give notice, present each Note, make demand, protest or give other notice of any kind of character, all of which are hereby expressly waived, anything herein to the contrary notwithstanding. If there shall occur any Event of Default (other than a Liquidation Event), then the Holder may declare the Balance immediately due and payable, by notice in writing to the Company, whereupon the Balance shall automatically become due and payable, without any further requirement by the Holder to present each Note, make demand, protest or give additional notice of any kind or character, all of which are hereby expressly waived, anything herein to the contrary notwithstanding.

6. <u>Successors and Assigns</u>. The provisions hereof shall inure to the benefit of, and be binding upon, the respective successors and assigns of the parties hereto. Nothing in this Note, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Note, except as expressly provided in this Note.

7. <u>Waiver and Amendment</u>. Any provision of the Note may be amended, waived or modified upon the written consent of the Company and the Requisite Holders.

8. <u>Notices</u>. Any notice, request or other communication required or permitted hereunder will be in writing and shall be deemed to have been duly given if given by personal delivery, if emailed to the email address of record provided by Holder, if sent by telecopier, if sent by express mail service (e.g., Federal Express), or if mailed by U.S. mail, postage prepaid, at the respective addresses of the parties as provided to the Portal. Any party hereto may by notice so given change its address for future notice hereunder. Notice will conclusively be deemed to have been given when personally delivered or when received at the party's address.

9. <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, excluding that body of law relating to conflict of laws. The venue for any action brought under or in conjunction with this Agreement shall be brought in the federal and state courts located in Dover, Delaware.

10. <u>Headings; References</u>. All headings used herein are used for convenience only and will not be used to construe or interpret this Note.

11. <u>No Rights as Stockholder</u>. Unless and until conversion, no provision of this Note shall be construed as conferring upon the Holder any rights as a stockholder of the Company, including, without limitation, the right to receive dividends, to vote or to have any other rights except as set forth in this Note.

12. <u>Impairment</u>. The Company will not, by further amendment of its Amended and Restated Certificate of Incorporation, Bylaws or any other corporate document or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Note and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder against impairment.

13. <u>Counterparts.</u> This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Convertible Promissory Note as of the day and year first above written.

(Signature page below)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Investment Amount: $[AMOUNT]
_____

COMPANY:

JogoHealth, Inc

_____

Founder Signature

_____

Name: [FOUNDER_NAME]
_____

Title: [FOUNDER_TITLE]
_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited